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                              April 19, 2022

       Paul Blanchett
       Chief Accounting Officer
       GXO Logistics, Inc.
       Two American Lane
       Greenwich, Connecticut 06831

                                                        Re: GXO Logistics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            Item 2.02 Form 8-K
filed on February 15, 2022
                                                            File No. 001-40470

       Dear Mr. Blanchett:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 23

   1. You disclosed pretax earnings from foreign operations of $178 million and $76 million and pretax losses from
US operations of ($25) million and ($82) million in fiscal years
                                                        2021 and 2020 in Note
17 - Income Taxes. It is unclear what underlying factors are driving these disparate
domestic and foreign pre-tax operating results. Please tell us what consideration you gave
to expanding upon your discussion and analysis of operating
                                                        results to include
additional qualitative and quantitative reasons for any material changes in results or known
trends in your domestic and foreign operations. Refer to the guidance in Item 303 of
Regulation S-K.
 Paul Blanchett
GXO Logistics, Inc.
April 19, 2022
Page 2
Item 2.02 Form 8-K filed on February 15, 2022

Exhibit 99.1
2022 Guidance , page 1

2. You disclose that Adjusted EBITDAR is a non-GAAP measure used by management to evaluate your financial performance. This measure excludes rent expense, which appears to be a normal, recurring cash operating expense necessary to operate your business.
          Please tell us how you considered question 100.01 of the Non-GAAP Compliance and
         Disclosure Interpretations when presenting this measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNamePaul Blanchett                            Sincerely,
Comapany NameGXO Logistics, Inc.
                                                            Division of
Corporation Finance
April 19, 2022 Page 2                                       Office of Energy &
Transportation
FirstName LastName